Exhibit 3.1
Execution Version
VALUEVISION MEDIA, INC.
CERTIFICATE OF DESIGNATION
OF
SERIES B REDEEMABLE PREFERRED STOCK
     Pursuant to Section 302A.401 of the Minnesota Business Corporation Act, ValueVision Media, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following resolutions were duly adopted by its Board of Directors on February 25, 2009, to set forth the powers, designations, preferences and relative, participating, optional or other rights of its Series B Redeemable Preferred Stock:
     RESOLVED, that, pursuant to the authority granted to the Board of Directors in the Articles of Incorporation, there is hereby created, and the Corporation is hereby authorized to issue, a series of preferred stock having the following designations, relative rights and preferences:
     I. Designation of Series and Number of Shares. This series of the preferred stock shall be designated the “Series B Redeemable Preferred Stock” (the “Preferred Stock”) and shall consist of 4,929,266 shares, par value $0.01 per share. The stated value of the Preferred Stock shall be $8.288 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (as adjusted, the “Stated Value”). The number of shares of Preferred Stock may be decreased from time to time, as such shares are redeemed as provided herein or otherwise reacquired by the Corporation, by a resolution of the Board of Directors filed with the Secretary of State of the State of Minnesota.
     II. Rank.
     (a) All shares of Preferred Stock shall rank prior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, to all of the Corporation’s now or hereafter issued Common Stock, par value $0.01 per share (“Common Stock”), and to all of the Corporation’s now existing or hereafter issued capital stock which by its terms ranks junior to the Preferred Stock both as to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, when and if issued (the Common Stock and any such other capital stock being herein referred to as “Junior Stock”).
     (b) Except as expressly permitted by Section 3.03(a)(ii)(B)(3) of the Shareholder Agreement (as defined below), no payment on account of the purchase, redemption, retirement or other acquisition of shares of Junior Stock or any class or series of the Corporation’s capital stock which by its terms ranks junior to the Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the

Corporation, whether voluntary or involuntary (the Junior Stock and any such other class or series of the Corporation’s capital stock being herein referred to as “Junior Liquidation Stock”), shall be made directly or indirectly by the Corporation unless and until all the Preferred Stock shall have been redeemed as provided for herein or otherwise reacquired by the Corporation.
     III. Dividends.
     (a) From and after the date of the issuance of any shares of Preferred Stock (the “Issue Date”), dividends shall accrue at the rate of 12.0% per annum (compounded quarterly) (the “Standard Rate”) (or at the Default Rate (as hereinafter defined), if, and to the extent, applicable) of the Base Amount (as hereinafter defined) on such shares of Preferred Stock (the “Accruing Dividends”). Notwithstanding the previous sentence, dividends shall accrue at the rate of 15.0% per annum (compounded quarterly) (the “Default Rate”) of the Base Amount from and after the date of any Default (as hereinafter defined) through and including the date on which the Corporation has cured any Default. Accruing Dividends shall accrue and be declared by the Board of the Corporation on February 25, May 25, August 25, and November 25 of each year (commencing with the first such date to occur after the Issue Date) and shall be cumulative (whether or not declared and whether or not the Corporation has funds legally available therefor); provided however, the Accruing Dividends shall only be payable as set forth in this Section III(a) or in Sections IV or V. The Corporation shall not declare, pay or set aside any dividends on shares of any Junior Stock, other than dividends payable solely in shares of Junior Stock, so long as any shares of Preferred Stock are outstanding. Holders of Preferred Stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the dividends provided for herein. Such dividends shall be payable to holders of record at the close of business on the date specified by the Board of Directors (or, to the extent permitted by applicable law, a duly authorized committee thereof). All dividends paid with respect to shares of Preferred Stock pursuant to this Section III shall be paid pro rata to the holders entitled thereto. The “Base Amount” means the aggregate Stated Value of all outstanding shares of Preferred Stock plus the Accruing Dividends to date on such shares (to the extent not previously paid in cash); “Default” means failure by the Corporation to pay in cash when due any of the redemption payments required under Sections V(a) or V(c) (without regard to the Company’s failure to provide a redemption notice as provided in Section V), notwithstanding for this purpose the requirement that funds be legally available therefor; and “cure” of any Default refers to the date on which the Corporation has paid in cash any and all amounts otherwise required to be paid, notwithstanding for this purpose the requirement that funds be legally available therefor, under Sections V(a) or V(c).
     (b) No dividends shall be declared, paid or set apart for payment on shares of any class or series of the Corporation’s capital stock whether now existing or hereafter

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issued which by its terms ranks, as to dividends, on a parity with the Preferred Stock (any such class or series of the Corporation’s capital stock being herein referred to as “Parity Dividend Stock”) for any period unless dividends have been, or contemporaneously are, paid or declared and set apart for payment on the Preferred Stock. No dividends shall be paid on Parity Dividend Stock except on dates on which dividends are paid on the Preferred Stock. All dividends paid or declared and set apart for payment on the Preferred Stock and any Parity Dividend Stock shall be paid or declared and set apart for payment pro rata so that the amount of dividend paid or declared and set apart for payment per share on the Preferred Stock and the Parity Dividend Stock on any date shall in all cases bear to each other the same ratio that accrued and unpaid dividends on the Preferred Stock and the Parity Dividend Stock bear to each other.
     IV. Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the then outstanding shares of Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to shareholders an amount in cash equal to the Stated Value for each share outstanding, plus an amount in cash equal to the Accruing Dividends on such shares on the date of final distribution to such holders (to the extent not previously paid in cash) before any payment shall be made or any assets distributed to the holders of shares of Junior Liquidation Stock. The entire assets of the Corporation available for distribution to holders of Preferred Stock and any class or series of the Corporation’s capital stock which by its terms ranks on a parity with the Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (any such class or series of the Corporation’s capital stock being herein referred to as “Parity Liquidation Stock”) shall be distributed ratably among the holders of the Preferred Stock and any Parity Liquidation Stock in proportion to the respective preferential amounts (including accrued and unpaid dividends, if any) to which each is entitled (but only to the extent of such preferential amounts). After payment in full of the liquidation preferences of the shares of the Preferred Stock, the holders of such shares shall not be entitled to any further participation in any distribution of assets by the Corporation.
     V. Redemption.
     (a) Mandatory Redemption. The Corporation shall redeem for cash, out of any source of funds legally available therefor, at a redemption price in each case equal to 100% of the Stated Value per share, plus an amount in cash equal to all Accruing Dividends thereon outstanding to the applicable redemption date (to the extent not previously paid in cash) (the “Redemption Price”), shares of Preferred Stock in such amounts and at such dates as set forth below in this Section V(a):
     (i) On the fourth anniversary of the Issue Date, the Corporation shall pay an amount equal to (A) $19,667,495, plus (B) an amount in cash equal to 30% of any additional Accruing Dividends that have accrued since the Issue Date (to the extent not previously paid in cash) as a result of the Default Rate (rather than

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the Standard Rate) being in effect, less (C) any amounts previously paid by the Corporation under Sections V(a)(iii), V(a)(iv), V(b) and V(c), which amount shall be applied first to all Accruing Dividends not previously paid in cash on outstanding shares of Preferred Stock (pro rata with respect to all shares of Preferred Stock then outstanding), and then to redeem shares of Preferred Stock at the Redemption Price.
     (ii) On the fifth anniversary of the Issue Date, the Corporation shall redeem any and all remaining outstanding shares of Preferred Stock as of such date at the Redemption Price;
     (iii) Within 90 calendar days following the end of each fiscal year of the Corporation (commencing with the fiscal year ending January 31, 2010), the Corporation shall, in the following priority order, (1) apply any Excess Cash Balance as of the end of such fiscal year to pay any Accruing Dividends on outstanding shares of Preferred Stock not previously paid in cash (pro rata with respect to all shares of Preferred Stock then outstanding), and (2) redeem that number of shares of Preferred Stock obtained by dividing any remaining Excess Cash Balance as of the end of such fiscal year (after the payments required by clause (1) of this Section V(a)(iii)) by the Redemption Price. “Excess Cash Balance” as of the end of any fiscal period means an amount equal to (1) the cash and cash equivalents and marketable securities (the “Cash Balance”) reported on the Corporation’s audited, if at fiscal year-end, or unaudited, if at fiscal quarter-end, balance sheet as of the end of such fiscal period (the “Balance Sheet”), less (2) the amount included in such Cash Balance attributable to any securities held by the Corporation that are characterized as “auction rate securities” (or similar term), less (3) the amount obtained (whether positive or negative) from subtracting (i) the accounts payable that would have been reported on the Balance Sheet had all accounts payable been paid on stated terms (and no earlier or later), from (ii) the accounts payable reported on the Balance Sheet, less (4) the bona fide estimated additional cash required to fund operations, as reasonably determined and reflected in an operating budget approved by the Corporation’s Board of Directors for the next four fiscal quarters following the end of such fiscal period (the “Additional Cash Amount”), less (5) the amount included in the Cash Balance that is attributable to cash pledged to vendors and other similar entities to secure the purchase price of inventory acquired in the ordinary course of business, less (6) $20,000,000.
     (iv) Within 45 calendar days following the end of any fiscal quarter of the Corporation (except the fourth fiscal quarter of the Corporation, in which case Section V(a)(iii) shall be applicable) during which an ARS Event (as defined below), an Asset Sale Event (as defined below) or a Financing Event (as defined below) occurs, the Corporation shall, in the following priority order, (1) apply any

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Excess Cash Balance as of the end of such fiscal quarter to pay any Accruing Dividends on outstanding shares of Preferred Stock not previously paid in cash (pro rata with respect to all shares of Preferred Stock then outstanding), and (2) redeem that number of shares of Preferred Stock obtained by dividing any remaining Excess Cash Balance as of the end of such fiscal quarter (after the payments required by clause (1) of this Section V(a)(iv)) by the Redemption Price. “ARS Event” means the receipt of any net cash proceeds from the sale or other disposition of any securities held by the Corporation that are characterized as “auction rate securities” (or similar term). “Asset Sale Event” means a sale or other disposition for cash by the Corporation of fixed assets outside of the ordinary course of business and “Financing Event” means the issuance by the Corporation of indebtedness for borrowed money outside of the ordinary course of business; provided that an Asset Sale Event or Financing Event shall not be deemed to occur for purposes of the first sentence of this Section V(a)(iv) unless such Asset Sale Event or Financing Event, together with any prior Asset Sale Events and Financing Events, generates net cash proceeds to the Corporation in excess of (x) $500,000 in the current fiscal year or (y) $2,500,000 since the Issue Date; provided, however, that the $500,000 limit in clause (x) shall be increased to the extent such $500,000 limit was not entirely utilized in any prior fiscal year since the Issue Date.
     (b) Redemption at Option of the Corporation. At any time and from time to time, at the option of the Corporation and upon five calendar days prior written notice to the record holders of the Preferred Stock, the Corporation may redeem for cash, out of any source of funds legally available therefor, all or any of the outstanding shares of Preferred Stock, at the Redemption Price; provided, however, that no share of Preferred Stock may be redeemed pursuant to this Section V(b) until all Accruing Dividends on outstanding shares of Preferred Stock not previously paid in cash have been fully paid in cash.
     (c) Redemption Upon Change in Control. Upon the occurrence of a Change in Control, the Preferred Stock shall be redeemable at the option of the holders thereof, in whole or in part, at the Redemption Price. The Corporation shall redeem the number of shares specified in the holders’ notices of election to redeem pursuant to Section V(e) on the date fixed for redemption. A “Change of Control” shall mean (i) the consummation by the Corporation of a merger, consolidation or other business combination in a transaction or series of transactions as a result of which the holders of the Common Stock immediately prior to such transaction or series of transactions will hold less than 50% of the voting power of all outstanding voting securities of the surviving entity, (ii) the consummation of a sale or other disposition in one or more transactions by the Corporation or its subsidiaries of all or substantially all of the Corporation’s consolidated assets other than among the Corporation and its subsidiaries, (iii) the acquisition by any person or entity, together with its affiliates (as defined in Rule 12b-2 under the Exchange

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Act of 1934, as amended (the “Exchange Act”)), or any other group (as defined in Section 13(d) of the Exchange Act), including through the formation of any such group or the affiliation of any such persons or entities other than any Restricted Party (as defined in the Shareholder Agreement) or an Affiliate thereof or any 13D Group (as defined in the Shareholder Agreement) of which any of them is a member, of beneficial ownership of a majority of the voting power of all the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors or (iv) Continuing Directors no longer constitute a majority of the Board of Directors of the Corporation. For purposes of this paragraph (b), “Continuing Directors” shall mean (i) each director who is a member of the Board of Directors of the Corporation on the date hereof and (ii) each other director whose initial nomination as a director was approved by a majority of the Continuing Directors as of the time of such nomination (including, without limitation, director designees of the Restricted Parties pursuant to the Shareholder Agreement).
     (d) Procedure for Mandatory or Optional Redemption; Notices.
     (i) In the event that the Corporation shall redeem shares of Preferred Stock pursuant to Section V(a) or V(b) hereof, notice of such redemption shall be mailed by first-class mail, postage prepaid, and mailed (1) in the case of a mandatory redemption under Section V(a)(i) or V(a)(ii), not less than 30 days nor more than 90 days prior to the redemption date, (2) in the case of a mandatory redemption under Section V(a)(iii) or V(a)(iv), not less than 10 days nor more than 90 days prior to the redemption date, and (iii) in the case of an optional redemption under Section V(b), not less than 5 days nor more than 90 days prior to the redemption date, in any case to the holders of record of the shares to be redeemed at their respective addresses as they shall appear in the records of the Corporation; provided, however, that failure of the Corporation to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be redeemed except as to the holder to whom the Corporation has failed to give such notice or except as to the holder to whom notice was defective. Each such notice shall state: (A) the redemption date; (B) the amount of Accruing Dividends to be paid; (C) the number of shares of Preferred Stock to be redeemed; (D) the Redemption Price; and (E) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price (which place shall be the principal place of business of the Corporation). In the event the Corporation does not have sufficient funds legally available to redeem for cash at the Redemption Price on any mandatory redemption date all shares of Preferred Stock required to be redeemed on such redemption date, such failure to redeem all such shares shall constitute a Default (notwithstanding for this purpose the requirement that funds be legally available therefor), the Corporation shall redeem for cash at the Redemption Price the maximum number of shares that can be redeemed by the

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Corporation out of any source of funds legally available therefor, and shall redeem for cash at the Redemption Price the remaining shares to have been redeemed as soon as the Corporation has sufficient funds legally available therefor.
     (ii) The Corporation agrees that in the event that its Board of Directors determines that there are insufficient funds legally available (in accordance with the Minnesota Business Corporation Act) for any redemption (in whole or in part) of the Preferred Stock pursuant to Section V, the Corporation shall provide a notice to each holder of Series B Preferred Stock within 5 calendar days of such determination, signed by the Chief Financial Officer of the Corporation. Such notice shall disclose the most recent financial information (including all underlying assumptions, calculations and other information related thereto), provided to the Board of Directors for purposes of making such determination as well as the amount of funds legally available to the Corporation, as determined by the Board of Directors.
     (iii) Within 5 calendar days after the determination by the Corporation’s Board of Directors of whether the Corporation has an Excess Cash Balance, the Corporation shall provide a notice, signed by the Chief Financial Officer of the Corporation, to each holder of Series B Preferred Stock setting forth in reasonable detail the calculation of the Excess Cash Balance, if any, as well as the Additional Cash Amount, if any, and shall include the most recent financial information (including all underlying assumptions, calculations and other information related thereto) provided to the Board of Directors for reviewing and approving such determinations, and a confirmation that the Corporation’s Board of Directors has approved such determinations.
     (e) Procedure for Change in Control Redemption.
     (i) If a Change in Control should occur, then, in any one or more of such events the Corporation shall give written notice by first-class mail, postage prepaid, to each holder of Preferred Stock at its address as it appears in the records of the Corporation, which notice shall describe such Change in Control and shall state the date on which the Change in Control is expected to take place, and shall be mailed within 10 business days following the occurrence of the Change in Control. Such notice shall also set forth (in addition to the information required by the next succeeding paragraph): (A) each holder’s right to require the Corporation to redeem for cash shares of Preferred Stock held by such holder as a result of such Change in Control; (B) the Redemption Price; (C) the optional redemption date (which date shall be no earlier than 30 days and no later than 90 days from the date of such Change in Control); and (D) the procedures to be followed by such holder in exercising its right of redemption, including the place or places where certificates for such shares are to be surrendered for payment of

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the Redemption Price (which place shall be the principal place of business of the Corporation). In the event a holder of shares of Preferred Stock shall elect to require the Corporation to redeem any or all of such shares of Preferred Stock, such holder shall deliver, within 20 days of the mailing to it of the Corporation’s notice described in this Section V(e), a written notice stating such holder’s election and specifying the number of shares to be redeemed pursuant to Section V(c) hereof.
     (ii) In the case of any redemption pursuant to Section V(c) hereof, the notice by the Corporation shall describe the Change in Control, including a description of the Surviving Person and, if applicable, the effect of the Change in Control on the Common Stock. The notice shall be accompanied by (A) the consolidated balance sheet of the Corporation and its Subsidiaries as of the end of the most recent fiscal year of the Corporation for which such information is available and the related consolidated statements of operations and cash flows for such fiscal year, in each case setting forth the comparative figures for the preceding fiscal year, accompanied by an opinion of independent public accountants of nationally recognized standing selected by the Corporation as to the fair presentation in accordance with generally accepted accounting principles of such financial statements, and (B) a consolidated balance sheet of the Corporation and its Subsidiaries as of the end of the most recent fiscal quarter of the Corporation for which such information is available and the related consolidated statements of operations and cash flows for such quarter and for the portion of the Corporation’s fiscal year ended at the end of such fiscal quarter, in each case setting forth in comparative form the figures for the corresponding quarter and the corresponding portion of the Corporation’s preceding fiscal year. For so long as the Corporation is subject to the periodic reporting requirements of the Exchange Act and makes timely filings thereunder, the delivery requirements of the preceding sentence shall be satisfied by the Corporation’s most current report, schedule, registration statement, definitive proxy statement or other document on file with the United States Securities and Exchange Commission.
     (f) Notice by the Corporation having been mailed as provided in Section V(d) hereof, or notice of election having been mailed by the holders as provided in Section V(e) hereof, and provided that on or before the applicable redemption date funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares so called for or entitled to redemption, so as to be and to continue to be available therefor, then, from and after the redemption date (unless the Corporation defaults in the payment of the Redemption Price, in which case such rights shall continue until the Redemption Price is paid), such shares shall no longer be deemed to be outstanding and shall not have the status of shares of Preferred Stock, and all rights of the holders thereof as shareholders of the Corporation shall cease. Upon surrender of the certificates for any

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shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and a notice by the Corporation shall so state), such shares shall be redeemed by the Corporation for cash at the Redemption Price as aforesaid. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares without cost to the holder thereof.
     VI. No Conversion Rights.
     (a) No Conversion. The Preferred Stock is not convertible into shares of Common Stock or any other securities, and is entitled solely to the designations, relative rights and preferences set forth in this certificate.
     (b) Reclassification, Consolidation, Merger or Sale of Assets. In the event that the Corporation shall be a party to any transaction pursuant to which the Common Stock is converted into the right to receive other securities, cash or other property (including without limitation any capitalization or reclassification of the Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of the Common Stock), any consolidation of the Corporation with, or merger of the Corporation into, any other entity, any merger of another entity into the Corporation (other than a merger which does not result in a reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Corporation or any share exchange), then effective provisions shall be made in the certificate or articles of incorporation of the resulting or surviving corporation, in any contract of sale, conveyance, lease, transfer or otherwise so that the provisions set forth herein for the protection of the rights of the holders of Preferred Stock shall thereafter continue to be applicable, and any such resulting or surviving corporation shall expressly assume the obligation to pay dividends on and redeem the Preferred Stock as set forth herein. The above provisions shall similarly apply to successive transactions of the foregoing type.
     (c) Prior Notice of Certain Events. In case:
     (i) the Corporation shall (1) declare any dividend (or any other distribution) on its Common Stock, other than (A) a dividend payable in shares of Common Stock or (B) a dividend payable in cash out of its retained earnings other than any special or nonrecurring or other extraordinary dividend or (2) declare or authorize a redemption or repurchase of in excess of 5% of the then outstanding shares of Common Stock;
     (ii) the Corporation shall authorize the granting to all holders of Common Stock of rights or warrants to subscribe for or purchase any shares of stock of any class or series or of any other rights or warrants;
     (iii) of any reclassification of Common Stock (other than a subdivision or combination of the outstanding Common Stock, or a change in par value, or

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from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Corporation is a party and for which approval of any shareholders of the Corporation shall be required, or of the sale of all or substantially all of the assets of the Corporation or of any share exchange whereby the Common Stock is converted into other securities, cash or other property; or
     (iv) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;
then the Corporation shall cause to be filed with the Transfer Agent for the Preferred Stock, and shall cause to be mailed to the holders of record of the Preferred Stock, at their last addresses as they shall appear upon the stock transfer books of the Corporation, at least ten days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record (if any) is to be taken for the purpose of such dividend, distribution, redemption, repurchase, or grant of rights or warrants or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, redemption, repurchase, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation, winding up or other event is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation, winding up or other event (but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the corporate action required to be specified in such notice).
     VII. Voting Rights.
     (a) General. Subject to Sections VII(b), VII(c) and XI(b) and except as set forth below or as otherwise from time to time required by law, the holders of shares of Preferred Stock shall vote as a class together with the holders of the Common Stock on all matters with respect to which the holders of Common Stock have the right to vote. In connection with any right to vote, each share of Preferred Stock shall be entitled to one vote per share. Any shares of Preferred Stock owned, directly or indirectly, by any entity of which the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.
     (b) Limitations on Voting Rights. Notwithstanding Section VII(a), no share of Preferred Stock shall have any right to vote as a class together with the holders of the Common Stock on any matter pursuant to Section VII(a) if (1) such share is transferred to any third party other than a Restricted Party (as defined in the Shareholder Agreement), or (2) to the extent that shares of Common Stock are issued pursuant to the exercise of the Warrant (as hereinafter defined), on a one share of Common Stock so issued per one share of Preferred Stock outstanding basis (subject to appropriate adjustment in the event

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of any stock dividend, stock split, combination or other similar recapitalization). “Warrant” means that certain Warrant to purchase 6,000,000 shares of Common Stock dated February 25, 2009 issued to GE Capital Equity Investments, Inc.
     (c) Voting Rights for Directors.
     (i) For so long as the Restricted Parties own a majority of the outstanding shares of Preferred Stock and the Investor (as defined in the Shareholder Agreement) is entitled to designate at least two nominees (each, a “Designee”) for election to the Board of Directors of the Corporation pursuant to Section 2.01 of the Shareholder Agreement, subject to Section XI(b), the holders of the outstanding shares of Preferred Stock shall have the right, voting separately as a class and to the exclusion of the holders of all other classes of stock of the Corporation, to (A) initially elect three directors (who are reasonably acceptable to the Corporation) and (B) thereafter, as long as the Investor is entitled to designate at least two Designees for election to the Board of Directors pursuant to Section 2.01 of the Shareholder Agreement, elect that number of directors equal to the number of Designees that the Investor is entitled to so designate (with each Designee being reasonably acceptable to the Corporation if such Designee has not previously been a member of the Board of Directors). For as long as the holders of Preferred Stock voting separately as a class are entitled to elect two or more directors pursuant to this Section VII(c)(i), holders of the outstanding Preferred Stock shall not be entitled to vote in the election of any other directors of the Corporation.
     (ii) The right to elect directors as described in Section VII(c)(i) hereof may be exercised at any annual meeting of shareholders held for the purpose of electing directors or by the written consent of the holders of Preferred Stock without a meeting pursuant to Section 302A.441 of the Minnesota Business Corporation Act. For so long as the Restricted Parties own a majority of the outstanding shares of Preferred Stock and the Investor is entitled to designate at least two Designees for election to the Board of Directors of the Corporation pursuant to Section 2.01 of the Shareholder Agreement and subject to Section XI(b) hereof, such voting right shall continue until such time as all outstanding shares of Preferred Stock shall have been redeemed or otherwise retired. If the Restricted Parties own less than a majority of the outstanding shares of Preferred Stock or if the Investor is no longer entitled to designate at least two Designees for election to the Board of Directors pursuant to Section 2.01 of the Shareholder Agreement, the holders of the Preferred Stock shall, in any election of directors, vote as a single class together with the holders of the Common Stock for the election of directors and each share of Preferred Stock will be entitled to one vote per share, except as provided in Section VII(b).

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     (iii) The Secretary of the Corporation may, and upon the written request of the holders of record of at least 10% of the outstanding shares of Preferred Stock (addressed to the Secretary of the Corporation at the principal office of the Corporation) shall, call a special meeting of the holders of Preferred Stock for the election (and, if applicable, removal) of the directors to be elected by them as herein provided. Such call shall be made by notice to each holder by first-class mail, postage prepaid at its address as it appears in the records of the Corporation, and such notice shall be mailed at least 10 days but no more than 20 days before the date of the special meeting, or as required by law. Such meeting shall be held at the earliest practicable date upon the notice required for special meetings of shareholders at the place designated by the Secretary of the Corporation. If such meeting shall not be called by a proper officer of the Corporation within 15 days after receipt of such written request by the Secretary of the Corporation, then the holders of record of at least 10% of the shares of Preferred Stock then outstanding may call such meeting at the expense of the Corporation, and such meeting may be called by such holders upon the notice required for special meetings of shareholders and shall be held at the place designated in such notice. Any holder of Preferred Stock that would be entitled to vote at any such meeting shall have access to the stock books of the Corporation for the purpose of causing a meeting of holders of Preferred Stock to be called pursuant to the provisions of this Section VII(c)(iii).
     (iv) At any meeting held for the purpose of electing directors at which the holders of Preferred Stock shall have the right to elect directors as a class as provided in this Section VII(c), the presence in person or by proxy of the holders of a majority of the then outstanding shares of Preferred Stock shall be required and be sufficient to constitute a quorum of such class for the election of directors by such class. At any such meeting or adjournment thereof, (x) the absence of a quorum of the holders of Preferred Stock shall not prevent the election of directors other than the directors to be elected by the holders of Preferred Stock as a class, and the absence of a quorum or quorums of the holders of capital stock entitled to elect such other directors shall not prevent the election of the directors to be elected by the holders of Preferred Stock, and (y) in the absence of a quorum of the holders of Preferred Stock, a majority of the holders of Preferred Stock present in person or by proxy shall have the power to adjourn the meeting for the election of directors which such holders are entitled to elect as a class, from time to time, without notice (except as required by law) other than announcement at the meeting, until a quorum shall be present.
     (v) Except as provided in Section XI(b) hereof and this paragraph (v), the term of office of any director elected by the holders of Preferred Stock pursuant to Section VII(c)(i) hereof shall terminate upon the expiration of his term and the election of his successor. Directors elected by the holders of Preferred

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Stock pursuant to Section VII(c) may be removed with or without cause by the holders of a majority of the outstanding shares of Preferred Stock and shall not otherwise be subject to removal other than upon election of their successor or the Preferred Stock voting separately as a class no longer being entitled to elect directors as provided herein.
     (vi) For so long as the holders of Preferred Stock are entitled, voting separately as a class, to elect at least two members of the Board of Directors and the Restricted Parties own a majority of the outstanding Preferred Stock, in case of a vacancy occurring in the office of any director so elected pursuant to Section VII(c)(i) hereof, the holders of a majority of the Preferred Stock then outstanding may, at a special meeting of the holders or by written consent as provided above, elect a successor to hold office for the unexpired term of such director.
     (vii) Unless otherwise agreed to by the holders of a majority of the outstanding shares of Preferred Stock, for so long as the holders of Preferred Stock are entitled, voting separately as a class, to elect at least two members of the Board of Directors and the Restricted Parties own a majority of the outstanding Preferred Stock, (A) the number of directors constituting the Board of Directors shall remain at nine, (B) each of the Audit Committee and the Compensation Committee of the Board of Directors shall contain at least one director elected by the holders of Preferred Stock and (C) with respect to each other committee of the Board of Directors, the percentage of directors on such committee designated by the holders of Preferred Stock shall, at all times, be at least equal to the percentage of the Board of Directors elected by the holders of Preferred Stock; provided, that, if under applicable law or the rules and regulations of the securities exchange or automated quotation system upon which the Common Stock is listed, such director elected by the holders of Preferred Stock is not permitted to serve on any such Committee, then the provisions of clauses (B) and (C) shall not apply to the holders of the Preferred Stock.
     (d) Class Voting. So long as any shares of Preferred Stock are outstanding the Corporation shall not, without the affirmative vote or consent of the holders of at least a majority of all outstanding shares of the Preferred Stock, voting or consenting separately as a class without regard to series:
     (i) create any class of stock that by its terms ranks senior to or on a parity with the Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Corporation or increase the authorized number of shares of, or issue any additional shares of or any securities convertible into shares of, or reclassify any Junior Stock into shares of, any such class;
     (ii) alter or change any of the provisions of the Corporation’s Articles of Incorporation (whether by merger, consolidation or other business combination

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with another person or by any other means) so as to adversely affect the relative rights and preferences of any outstanding Preferred Stock of the Corporation; provided, however, that neither (A) the creation, amendment or reclassification of any class of stock that following such creation, amendment or reclassification by its terms ranks junior to shares of Preferred Stock of the Corporation as to dividends and upon liquidation, dissolution or winding up, nor (B) an increase in the authorized number of shares of any such class, nor (C) any merger, consolidation or other business combination subject to the provisions of Section VI(b), shall give rise to any such voting right;
     (iii) issue any additional shares of Preferred Stock.
     (e) Additional Class Voting. Unless otherwise agreed to by the holders of a majority of the outstanding shares of Preferred Stock, for so long as the Restricted Parties own a majority of the outstanding shares of Preferred Stock, the Corporation shall not, without the express written consent of the holders of a majority of the shares of Preferred Stock, take any action, requiring the approval of the “Investor” pursuant to Sections 3.02, 3.03 or 3.04 of the Shareholder Agreement. The provisions of this paragraph (d) will terminate with respect to such Sections 3.02, 3.03 or 3.04, as applicable, when the obligations of the Corporation under such Sections terminate under the Shareholder Agreement.
     VIII. Status of Acquired Shares. For purposes hereof, all shares of Preferred Stock owned, directly or indirectly, by any entity of which the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors shall be deemed not outstanding. Subject to the Board of Director’s right to reduce the shares of Preferred Stock pursuant to Section I, shares of Preferred Stock redeemed by the Corporation or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of capital stock, without designation as to series, and, subject to the other provisions hereof, may thereafter be issued, but not as shares of Preferred Stock.
     IX. Modification and Waiver. The Corporation may not, without the consent of each holder affected thereby, (a) change the stated redemption date of the Preferred Stock, (b) reduce the Stated Value or liquidation preference of, or dividend on, the Preferred Stock, (c) change the place or currency of payment of the Stated Value or liquidation preference of, or dividend on, the Preferred Stock or (d) reduce the percentage of outstanding Preferred Stock necessary to modify or amend the terms thereof or to grant waivers in respect thereto.
     X. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended

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or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.
     XI. Miscellaneous.
     (a) Transfer Taxes. The Corporation shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance of delivery of shares of Preferred Stock or certificates or instruments evidencing such shares or securities. The Corporation shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Preferred Stock in a name other than that in which the shares of Preferred Stock with respect to which such shares are issued or delivered were registered, or in respect of any payment to any entity with respect to any such shares other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the entity otherwise entitled to such issuance, delivery or payment has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid or is not payable.
     (b) Shareholder Agreement. Reference is made to the Amended and Restated Shareholder Agreement, dated as of February 25, 2009 (as the same may be amended, supplemented or modified from time to time pursuant to the terms thereof, the “Shareholder Agreement”), among the Corporation, the Investor and NBC Universal, Inc. The Preferred Stock shall be subject to the terms and conditions set forth in the Shareholder Agreement, including without limitation, the voting, transfer and standstill restrictions set forth therein.
     (e) Documents on File. Copies of the Shareholder Agreement shall be kept on file at the principal place of business of the Corporation at 6740 Shady Oak Road, Eden Prairie, MN 55344-3433.
[Signature page follows]

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     IN WITNESS WHEREOF, ValueVision Media, Inc. has caused this Certificate of Designation to be signed on its behalf by the undersigned officer, this 25th day of February, 2009.

VALUEVISION MEDIA, INC.

By: Name:	/s/ Nathan E. Fagre Nathan E. Fagre
Title:	Senior Vice President, General Counsel and Secretary

ValueVision Media, Inc. — Series B Preferred Certificate of Designation